August 8, 2008

Ms. Mary Mast
Ms. Vanessa Robertson
Mail Stop 6010
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20548

Re:	Mach One Corporation.
Registration Statement on Form S-1
Amendment no. 6 filed July 31, 2008
File No. 333-146744

Dear Ms. Mast and Ms. Robertson,

Thank you for the quick response and for your comment letter of August 6, 2008. Following are Mach One’s responses to your comments. For your convenience, each of the Staff’s comments has been reprinted below and our responses are in bold. We have chosen for the most part not to duplicate the written revisions made within the document into the responses within this letter as we felt it would be easier and less cumbersome.

Along with mailing of any further comments you may have, we also request a fax copy be sent to Steven M. Grubner at 847.387.5513 at the time of mailing.

FORM S- 1

General

1. We note your response to comment 1 and reissue the comment in part. Please include page numbers as requested by Item 502(a) of Regulation S-K. Revised.

Summary Financial Data

2. The weighted average shares for the three months ended March 31, 2007 do not agree with your Statements of Operations. Corrected.

Business
Patents

3. We note your response to comment 7 and reissue the comment in part. We cannot locate the reference in the employment agreement that permits the company to use Dr. Nash’s patents or the continued use of Dr. Nash’s patents if and when he is no longer employed by the company. Not in agreement, revised risk factor.

4. If the company does not have the specific and continuing right to use Dr. Nash’s patents, the risk factor section should be expanded to address the risks presented by these circumstances. Revised to explain.

5. Please refile Dr. Nash’s employment agreement, exhibit 10.14 to include exhibits A and B. Refiled.

Consolidated Statements of Changes in Stockholders' Equity (Deficit)

6. Please revise the heading of this statement to clarify that the period ending March 31, 2008 is unaudited and the years ending December 31, 2007 and 2006 are audited. Revised.

7. Please refer to your response to comment 16 and your revisions. The activity during 2006 for the paid in capital column does not agree to the total paid in capital balance as of December 31, 2006. In addition total stockholders equity as of December 31, 2005 plus the activity shown during 2006 does not agree to the total stockholders equity as of December 31, 2006. Please revise these amounts as well as the other years presented as necessary. Revised.

8. Please refer to your response to comment 17. It is not clear why the fair value of the common stock at the commitment date was the amount of the convertible notes. Please explain. We do not agree with your conclusion that it is appropriate to record the beneficial conversion expense upon conversion rather than at date of issuance. The fair value of the common stock at the commitment date would be twice the amount of the note. As the note calls for a 50% discount to market upon conversion, the beneficial conversion amount will always be the same amount of the note. Example, a $50,000 note is convertible into $100,000 worth of stock- beneficial conversion equals $50,000. The conversion rate is fixed at the time of the commitment. We have restated the entire beneficial conversion expense at the date of commitment in December 2006.

Consolidated Statements of Cash Flows

9. Please revise the heading of this statement to also include the years ended December 31, 2007 and 2006 clarify those periods are audited. Revised.

10. Please refer to your response to comment 19. The last sentence of your response states that “Our auditor has been notified of the error and he has made the correction and released a current audit letter dated after the change” Rule 2-01(c) (4) (i) of Regulation S-X states that “ An accountant is not independent….”. Please clarify who prepared the financial statements and address any independence issues. The Company made the correction and then notified the auditor by resubmitting to him the specific financial statement. The auditor then reviewed the corrected statement in light of his previous audit and reissued his audit letter. No services relating to bookkeeping, accounting records, or financial statements of the Company were provided. No non-audit services were provided and no independence issues are present.

11. Please revise the subtotal for the cash flow from financing so that the line items add up to the total. Revised.

Note 2- Property and Equipment

12. Your subtotal for property and equipment for March 31, 2007 does not agree with the balance sheet. Please revise the subtotal and check that all subtotals throughout the filing agree and advise us as necessary. Revised.

Note 5 - Notes Payable

13. Please refer to your response to comment 21 and your revised disclosures. Please explain why Note #1 was classified as long-term as of March 31, 2008 since it is due December 12, 2008. Corrected actual due date of loan to 12/31/2009.

Note 6 - Convertible Notes Payable
14. Please refer to your response to comment 31. Please tell us if the conversion feature meets all of the criteria in paragraph 6 of SFAS 133. Specifically address whether or not the feature meets the net settlement requirement in paragraph 6c. Refer also to paragraph 9c and paragraph 57(c)(3) of SFAS 133. If you continue to believe that the conversion feature met the criteria for a derivative at the balance sheet dates in the filing, please provide us with the dollar amount of the fair value of the conversion feature and your quantitative and qualitative analysis of whether this should be treated as a correction of an error. Refer to Staff Accounting Bulletins 108 and 99. The conversion feature does not meet all the criteria of paragraph 6 of SFAS 133. Accounting treatment of the conversion falls under SFAS 150. We will make the correction and enter the remaining conversion feature amount under SFAS 150 treatment in our next financial statement for period ending June 30, 2008. We request that the Commission not hold up effectiveness of Amendment 7 to our S-1 until this period is due and filed. We confirm the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

Exhibit 5.1

15. Please include Mr. Slaw’s address in the exhibit. . Revised.

16. Counsel must opine on the corporate laws of the jurisdiction of incorporation of the registrant. Revised.
Exhibit 15.1

17. Please revise the wording of the letter to reference the report dated July 31, 2008 rather than the report dated June 23, 2008. Revised.

Exhibit 23.2

18. We note that you still have not included a consent for the audited financial statements. Please confirm that you will file an updated consent for the audited financial statements in the amendment in which you go effective. Confirmed and attached as Exhibit 23.2 an updated consent.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mach One Corporation requests that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 4:00 p.m. on the afternoon of August 11, 2008 or as soon thereafter as practicable.

Mach One acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Monte B. Tobin

Monte B. Tobin
Chief Executive Officer